UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GEOGLOBAL RESOURCES INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37249T109

(CUSIP Number)

The Israel Land Development Company – Energy Ltd.
2 Shenkar Street
Tel-Aviv, Israel
 +972 (3) 796-2246
Attn: Ohad Marani, Chief Executive Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON The Israel Land Development Company – Energy Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 49,207,118 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 49,207,118 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,207,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds was form working capital for a total consideration of $3.9 million and 28,402,262 ordinary shares of ILDE.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, ILDE is the beneficial owner of 49,207,118 Shares.  This number represents approximately 36.6% of the issued and outstanding Shares, based on 134,490,051 shares issued and outstanding as of March 29, 2012.

(c) On March 29, 2012, ILDE, pursuant to the closing of the Securities Purchase and Exchange Agreement (the “Agreement”) by and between the Company and ILDE, dated as of November 21, 2011, acquired 32,740,479 Shares plus 16,466,639 warrants to purchase Shares (the “Warrants”) in exchange for 28,402,262 ordinary shares of ILDE. The Warrants may be exercised for 12 months commencing September 29, 2012 at a price of US$0.30 per Warrant. In addition, the Company agreed to grant ILDE the right, exercisable in whole or in part from time to time through July 31, 2012, to subscribe for and purchase from the Company up to 16,499,639 units (the “Units”). Each Unit consists of one Share and one Warrant to purchase one Share.

Participation Rights
Under the terms of the Securities Purchase and Exchange Agreement (attached as Exhibit 10.02 to ILDE’s Schedule 13D filed December 1, 2011 with the Commission), the Company may not issue any equity, debt or convertible securities of the Company prior to May 2012 unless the Company offers ILDE the right to purchase in the aggregate up to 50% of the total issuance by the Company, at the same price and on the same terms as those offered to the other purchaser (the “Participation Right”). Because the Company issued 987,998 Warrants to Rodman & Renshaw, ILDE exercised its right and was issued warrants to purchase 987,998 Shares at an exercise price of $0.375 per share.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2012

/s/Yosef Meir
Yosef Meir
Director
The Israel Land Development Company – Energy Ltd.